SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04316A-108	13G

1	NAME OF REPORTING PERSON N. David Samra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,262,139[2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,262,139
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[3]
12	TYPE OF REPORTING PERSON (see Instructions) IN

[1]	Mr. Samra has granted an irrevocable proxy to vote all shares of the Company’s common stock he owns to a stockholders committee.
[2]	Represents 661,136 restricted shares of Class A common stock held by Mr. Samra and 1,601,003 Class B common units of Artisan Partners Holdings LP that Mr. Samra may exchange for shares of Class A common stock.
[3]	Represents the amount in Row 9 divided by the sum of the number of outstanding shares of Class A common stock as of the date of this filing and the 1,601,003 Class B common units Mr. Samra may exchange for shares of Class A common stock.

Item 1(a)	Name of Issuer:

Artisan Partners Asset Management Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

875 E. Wisconsin Avenue, Suite 800, Milwaukee, WI 53202

Item 2(a)	Name of Person Filing:

N. David Samra

Item 2(b)	Address of Principal Business Office:

Artisan Partners Limited Partnership

875 E. Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

04316A-108

Item 3	Type of Person:

N/A

Item 4	Ownership (as of December 31, 2015)

(a)	Amount beneficially owned: 2,262,139. The amount represents 661,136 restricted shares of Class A common stock held by Mr. Samra and 1,601,003 Class B common units of Artisan Partners Holdings LP that Mr. Samra may exchange for shares of Class A common stock.

(b)	Percent of class: 5.5% (based on 39,432,605 shares of Class A common stock outstanding as of February 8, 2016, and calculated in accordance with Rule 13d-3(d)(1)).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0. Mr. Samra has granted an irrevocable proxy to vote all shares of the Company’s common stock he owns to a stockholders committee.

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,262,139. The amount represents 661,136 restricted shares of Class A common stock held by Mr. Samra and 1,601,003 Class B common units of Artisan Partners Holdings LP that Mr. Samra may exchange for shares of Class A common stock.

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

N. David Samra

By:	N. David Samra *

*By:	/s/ Sarah A. Johnson
Sarah A. Johnson
Attorney-in-Fact for N. David Samra

Exhibit Index

Exhibit 1	Power of Attorney of N. David Samra, dated January 10, 2014 (incorporated by reference to the Schedule 13G filed by N. David Samra on January 17, 2014)